EXHIBIT 11

Radian Group Inc.

Schedule of Net (Loss) Income per Share

(In thousands, except per-share amounts and market prices)	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
Net (loss) income	$(475,080)	$231,875	$(785,435)	$14,438
Average diluted stock options outstanding	—	—	—	—
Average exercise price per share	$—	$—	$—	$—
Average market price per share—diluted basis	$—	$—	$—	$—
Average common shares outstanding	110,282	81,396	96,420	81,400
Increase in share due to potential exercise of common stock equivalents—diluted basis (1)	—	844	—	836

Adjusted shares outstanding—diluted	110,282	82,240	96,420	82,236

Net (loss) income per share—basic	$(4.31)	$2.85	$(8.15)	$0.18

Net (loss) income per share—diluted	$(4.31)	$2.82	$(8.15)	$0.18

(1)	As a result of our net loss for the three and six months ended June 30, 2010, 4,427,985 shares of our common stock equivalents issued under our stock-based compensations plans were not included in the calculation of diluted net loss per share because they were anti-dilutive. For the three and six months ended June 30, 2009, 3,780,500 shares of our common stock equivalents were not included in the calculation of diluted net income per share because they were anti-dilutive.